September 19, 2024

Raymond Peng Lei
Acting Co-Chief Executive Officer
HUYA Inc.
Building A3, E-Park
280 Hanxi Road
Panyu District , Guangzhou 511446
People   s Republic of China

       Re: HUYA Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Response dated March 22, 2024
           File No. 001-38482
Dear Raymond Peng Lei :

       We have reviewed your March 22, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Principal Accounting Policies
(h) Short-term deposits and long-term deposits, page F-22

1. Based on the information provided in the response and in previous correspondence, we do not necessarily agree with your view that time deposits may be treated
as    cash items    for
       purposes of section 3(a)(1)(C) of the Investment Company Act of 1940
(the    Investment
       Company Act   ). Please confirm your understanding of the same.
2.     The staff notes the Company   s representations that the Company has
reduced, and will, in
       the future, significantly reduce, its holdings of both long-term and short-term time deposits. On the basis of these representations, and apart from comment one above, the
 September 19, 2024
Page 2

       staff has no further questions or comments with respect to the Company s time deposit holdings
3.     As requested in staff   s prior comment 3, the Company provided for the
staff   s review a
       draft risk factor disclosing risks related to the Company potentially operating as an
          investment company    under the Investment Company Act. In future
filings, please make
       the following changes:

        a. To the extent the Company continues to hold substantial positions in time deposits on a consolidated basis, please revise your risk factor disclosure to reflect comment number one above.

        b. To the extent the Company continues to hold substantial positions in time deposits on a consolidated basis, please ensure that your risk factor notes the same and that such time
       deposits may deemed to be    investment securities    within the meaning
of the Investment
       Company Act.
        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology